UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2023

Commission file number: 001-41334

RAIL VISION LTD.

(Translation of registrant’s name into English)

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Pricing of Registered Direct Offering and Concurrent Private Placements

On May 10, 2023, Rail Vision Ltd. (the “Registrant), entered into definitive securities purchase agreements with investors for the purchase and sale of 3,947,368 of the Registrant’s Ordinary Shares, at a purchase price of $0.76 per share in a registered direct offering (the “Registered Direct Offering”). In a concurrent private placement (the “Private Placement”), the Registrant also agreed to issue to the same investors a total of 3,947,368 warrants, each to purchase one Ordinary Share at an exercise price of $0.84 per share. The Private Placement warrants will be exercisable upon issuance and will have a 5-year term from the initial exercise date. The transactions are expected to close on or about May 11, 2023, subject to the satisfaction of customary closing conditions.

In an additional concurrent private placement (the “KB Private Placement”), Rail Vision entered into a definitive securities purchase agreement for the purchase and sale of an aggregate of 3,947,368 Ordinary Shares and 3,947,368 5-year common warrants exercisable at $0.84 per Ordinary Share to Knorr-Bremse Rail Vehicle Systems, part of Knorr-Bremse AG, which is the largest shareholder of the Registrant. Knorr-Bremse is the global market leader for braking systems and a leading supplier of other mission-critical systems for rail and commercial vehicles. The KB Private Placement is expected to close following approval of such transaction by the Registrant’s shareholders, subject to the satisfaction of customary closing conditions.

In all transactions, the purchase price of one Ordinary Share and one 5-year warrant is $0.76. The aggregate gross proceeds to the Registrant of all transactions are expected to be approximately $6.0 million.

The Registrant also entered into a letter agreement, or the Placement Agent Agreement, with Aegis Capital Corp., as sole placement agent, or the Placement Agent, dated May 10, 2023, pursuant to which the Placement Agent agreed to serve as the placement agent for in connection with the Registered Direct Offering and the private placements. The Registrant agreed to pay the Placement Agent a cash placement fee equal to 8.0% of the gross proceeds received in the Registered Direct Offering, and 3% of the gross proceeds received in the KB Private Placement.

The Ordinary Shares to be issued in the Registered Direct Offering will be issued pursuant to a prospectus supplement dated as of May 10, 2023, which will be filed with the Securities and Exchange Commission in connection with a takedown from the Registrant’s shelf registration statement on Form F-3 (File No. 333-271068), which became effective on April 19, 2023. The securities offered in the concurrent private placements are being offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act of 1933, as amended, and/or Regulation D promulgated thereunder, and they are not being offered pursuant to the shelf registration statement. This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Ordinary Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the Ordinary Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Registrant’s pricing press release containing additional details of the Registered Direct Offering is filed as Exhibit 99.1 hereto. Copies of the two securities purchase agreements and the Placement Agent Agreement are filed as Exhibits 10.1, 10.2 and 10.3, respectively, to this Report and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits.

This Report is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-271068) and Form S-8 (Registration No. 001-41334), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

A copy of the opinion of Shibolet & Co. relating to the legality of the issuance and sale of the Ordinary Shares is attached as Exhibit 5.1 hereto.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Shibolet & Co.
10.1	Form of Securities Purchase Agreement.
10.2	Form of Knorr-Bremse Securities Purchase Agreement.
10.3	Form of Registration Rights Agreement.
10.4	Placement Agent Agreement dated May 10, 2023.
23.1	Consent of Shibolet & Co. (including in Exhibit 5.1).
99.1	Press Release issued by Rail Vision Ltd. on May 10, 2023, titled Rail Vision Announces Pricing of $6.0 Million Registered Direct and Private Placement Offerings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rail Vision Ltd.

Date: May 11, 2023	By:	/s/ Ofer Naveh
		Name:	Ofer Naveh
		Title:	Chief Financial Officer

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